[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]


June 9, 2006


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Jackson National Separate Account - I
         File Nos.:  333-132128 and 811-08664

Dear Commissioners:

For the above referenced registrant, this filing contains:

1.   Pre-Effective  Amendment  No.  1  under  the  Securities  Act of  1933  and
     Amendment No. 95 under the Investment Act of 1940 to the Registration Statement, which includes the following: incorporation of responses to comments made by the staff; removal of five optional benefits and seven sub-accounts from our initial registration statement, and the addition of the financial statements and exhibits that were not previously filed;

2.   the response memo to Ellen Sazzman, Esq.'s letter dated April 28, 2006;

3.   registrant's acceleration request letter;

4.   principal underwriter's acceleration request letter; and

5.   the Tandy letter.

If you have any questions, please call me at (517) 367-4336. Thank you.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee